Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

FAX: (212) 310-8007

December 1, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Mr. Jeffrey Riedler

Re:	Lantheus Medical Imaging, Inc.
Registration Statement on Form S-4
File No. 333-169785

Dear Mr. Riedler:

On behalf of our client, Lantheus Medical Imaging, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 of the Company (File No. 333-169785), together with certain exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of November 3, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Registration Statement on Form S-4

General

1.                                      Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement accordingly.

2.                                      Please note that our comments on your request for confidential treatment will be provided under separate cover.

The Company respectfully acknowledges the Staff’s comment and understands that the Staff may have additional comments on the Company’s request for confidential treatment.

Prospectus Cover Page

3.                                      We note that you have left a placeholder in various places in your filing indicating the date on which the exchange offer will expire.  Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a) of the Exchange Act.  Further, please confirm that the expiration date will be included in the final prospectus to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company respectfully confirms that the exchange offer will be open for at least 20 full business days, ensuring compliance with Rule 14e-1(a) of the Exchange Act. The Company additionally confirms that the exchange offer will be open until 5:00 p.m. on the 21st business day and that the expiration date will be included in the final prospectus to security holders and filed pursuant to the applicable provisions of Rule 424.

4.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-l(g)(3).

As noted in our response to Comment 3 above, the Company respectfully confirms that the exchange offer will be open until 5:00 p.m. on the 21st business day.

5.                                      Please revise to indicate here that the Exchange Notes will be issued under the indenture governing the Restricted Notes.

The Company has revised its disclosure on the prospectus cover and pages 3 and 41 in response to the Staff’s comment.

Prospectus Summary

6.                                      We note your statement in the introductory paragraph, “This summary is not complete and does not contain all of the information that may be important to you:”  While the prospectus summary should not contain all of the detailed information found in the prospectus, it should nevertheless be a complete summary of the most important information in the prospectus.  Please revise your filing to delete this statement.

The Company has revised its disclosure on page 1 in response to the Staff’s comment.

7.                                      The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date.  Currently, your summary presents a one-sided view of the company’s business by discussing your strategies without discussing potential problems that could affect your future success.  Please revise the summary to also discuss any negative aspects of the Company’s experience, strategy and prospects and any risks or obstacles you face.  Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure.  This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

The Company has revised its disclosure on page 2 in response to the Staff’s comment by including a specific section in the Summary which highlights the risks associated with the Company and, in addition, encourages readers to review the “Risk Factors” section in its entirety.

8.                                      The first sentence of “Overview” states that you are a “leading specialty pharmaceutical company.”  In your Business section, please provide support for this statement.  For example, please disclose your market share for the relevant market for each of your principal products, and compare that market share to the market shares of your significant competitors.

The Company has revised its disclosure on pages 90, 91 and 92 of the Business section in response to the Staff’s comment to highlight the market position of three of its principal products: DEFINITY, Cardiolite and TechneLite, respectively. The Company respectfully advises the Staff that it believes it has adequately disclosed the market position of Abalvar on page 94.

Summary of the Terms of the Exchange Offer, page 3

9.                                      Please add disclosure to this summary and the section entitled “Exchange Offer” beginning on page 40 that describes the circumstances under which additional interest would accrue on the Restricted Notes pursuant to Section 4 of the registration rights agreement and to provide the amount of such interest.

The Company has revised its disclosure on pages 3 and 41 in response to the Staff’s comment.

10.                               You state on page 3 and on page 41 that the terms of the Exchange Notes are substantially the same as the terms of the Restricted Notes except that the Exchange Notes “will not bear legends restricting their transfer.”  However, you state on the Prospectus Cover Page that, in addition to transfer restrictions, additional interest provisions relating to the Restricted Notes do not apply to the Exchange Notes.  Please revise your filing to eliminate this inconsistency.

The Company has revised its disclosure on page 3 in response to the Staff’s comment.

Risk Factors

11.                               We note your statement in the introductory paragraph, “[a]ny of the following risks, as well as other risks and uncertainties, could harm the value of the notes directly....”  The risks described below are not the only ones that could impact our company or the value of the notes.”  The Risk Factors section must contain all material risks to the investor.  Please revise your filing to delete these statements.

The Company has revised its disclosure on page 16 in response to the Staff’s comment.

12.                               Please add a risk factor describing the risks to your business and financial condition of the variable interest rate to which your revolving credit facility is subject, as disclosed on page 82.

The Company has revised its disclosure on page 31 in response to the Staff’s comment by adding an additional risk factor related to the impact of the U.S. credit markets on the Company’s ability to obtain financing, including the risk of the variable interest rate to which its revolving credit facility is subject.

“The global supply of Molybdenum-99 (“Molly”) is fragile and not stable. . . .,” page 15

13.                               We note your disclosure that the NRU reactor was off-line from May 2009 until August 2010, and as a result, you experienced a “substantial negative effect” on your business, results of operations, financial condition and cash flows.  Please quantify the approximate loss of revenue you experienced as a result of this shutdown.

The Company has revised its disclosure on page 16 in response to the Staff’s comment.  Additionally, the Company respectfully acknowledges the Staff’s request to quantify the approximate loss of revenue it experienced as a result of this shutdown, but the Company believes loss of gross profit is a better indicator for the holders, who are most interested in the Company’s current and future ability to generate cash in its business, and to service and ultimately repay indebtedness.

“We are highly dependent on payments from third party healthcare payors. . . .,” page 17

14.                               Please quantify the percentage of your revenues that depend on the extent to which the costs of your products are reimbursed by third party private and governmental payors.

The Company acknowledges the Staff’s request to quantify the percentage of its revenues that depend on the extent to which the costs of the Company’s products are reimbursed by third party payors.  However, because of the nature of the Company’s principal customers, including radiopharmaceutical chains and academic medical centers, and the way such customers compound and dispense the majority of the Company’s products (both by revenue and by unit-dose), the Company does not have insight as to who all of its end-user patients are or the amount and source of payment made for the Company’s products on behalf of such patients. However, based on management’s understanding of the proportion of diagnostic and medical imaging costs generally reimbursed in the U.S. health care system, the Company would prefer to use a qualitative descriptor such as “a substantial portion of our revenue depends…” and has revised its disclosure on page 18 accordingly.

“In the United States, we are heavily dependent on a few large customers. . . .,” page 25

15.                               Please expand this risk factor to quantify the “substantial portion” of non-U.S. revenue attributable to your international distributors.

The Company has revised its disclosure on page 26 in response to the Staff’s comment.

“In the ordinary course of business, we may be subject to product liability claims. . . ..,” page 25

16.                               You state that claims that any judgment may be in excess of your insurance policy limits. Please disclose your current policy limits.

The Company respectfully advises the Staff that it believes that public disclosure of its insurance policy limits is not meaningful to investors and would create an increased risk of litigation because potential litigants would be able to find out beforehand what the Company’s policy limits were. However, the Company has revised its disclosure on page 26 to inform potential investors that it believes that its policy limits are consistent with other pharmaceutical companies in the diagnostic medical imaging industry.

“We use hazardous materials in our business and must comply with environmental. . . .,” page 26

17.                               We note your statement that you “cannot assure” you “have been or will be in compliance with environmental and health and safety laws at all times.”  If you have failed to comply with environmental and health and safety laws in the past, please disclose the circumstances of each event, including the date, the cause, and the steps taken to remedy your practices.

The Company respectfully advises the Staff that it has complied in all material respects with all environmental, health and safety laws, and has revised its disclosure on page 27 accordingly.

“We face significant competition in our business and may not be able to compete effectively,” page 28

18.                               We note your disclosure that “[g]eneric competition has eroded [your] share for Cardiolite.”  Please disclose your market share for the product prior to the introduction of generic Cardiolite products in September 2008, and your present market share.

The Company has revised its disclosure on page 29 in response to the Staff’s comment.

19.                               Please expand this risk factor to indicate that sales from Cardiolite constitute a substantial portion of your revenue, and quantify the percentage of revenue received from sales of Cardiolite for the 2007, 2008, and 2009 fiscal years.

The Company has revised its disclosure on page 29 in response to the Staff’s comment.

“Our business is subject to international economic, political and other risks. . . ..,” page 29

20.                               Please clarify what percentage of your total revenues are derived from countries outside the United States.

The Company has revised its disclosure on page 30 in response to the Staff’s comment.

“We face currency and other risks associated with international sales,” page 30

21.                               Please briefly expand your disclosure in this risk factor to disclose the net impact of foreign currency changes on transactions during 2009 and the first six months of 2010, as noted on page 82 of your filing.

The Company has revised its disclosure on pages 30 and 31 in response to the Staff’s comment.

22.                               Please expand this risk factor to disclose that you have not used derivative financial instruments or other financial instruments to hedge economic exposures resulting from foreign currency risk, as noted on page 82 of your filing.

The Company has revised its disclosure on page 31 in response to the Staff’s comment.

“If we lose the services of our key personnel, our business could be adversely affected,” page 31

23.                               Please identify by name the members of your executive leadership that play a significant role in generating new business and retaining existing customers.

The Company has revised its disclosure on page 32 in response to the Staff’s comment.

24.                               Please disclose in this risk factor that you do not have employment agreements with any key personnel other than Messrs. Pickering and Kiepert.  Please also disclose whether you have key man insurance policies.

The Company has revised its disclosure on page 32 in response to the Staff’s comment.

“We have a substantial amount of indebtedness which may limit our financial. . . .,” page 31

25.                               Please clarify in this risk factor that your $250 million in indebtedness consists entirely of the Restricted Notes subject to the Exchange Offer, and disclose the maturity date of the notes.

The Company has revised its disclosure on page 33 in response to the Staff’s comment.

26.                               You state on page 31 that your indebtedness may “make it more difficult for [you] to satisfy and comply with [your] obligations with respect to the notes.”  Please expand your disclosure to briefly describe these obligations.

The Company has revised its disclosure on page 33 in response to the Staff’s comment.

“Despite our substantial indebtedness, we may incur more debt. . . .,” page 32

27.                               You disclose in the risk factor entitled, “Our debt agreements will contain restrictions...” on page 32 that the indenture governing the notes limits your ability to incur additional debt.  However, you state in the instant risk factor that these restrictions are subject to important exceptions and qualifications which may allow you to incur substantial additional indebtedness in the future.  Please expand this risk factor to briefly describe the exceptions and qualifications that would allow you to incur additional debt.

The Company has revised its disclosure on page 33 in response to the Staff’s comment.

“We may not be able to generate sufficient cash flow to meet our debt service obligations,” page 33

28.                               Please revise this risk factor to quantify your expected debt service payments on an annual basis.

The Company has revised its disclosure on pages 34 in response to the Staff’s comment.

“An adverse rating of the notes may cause their trading price to fall,” page 36

29.                               Please disclose in this risk factor and in the Business section the ratings assigned to the notes.  In the Business section, please also indicate the number of rating classifications for each rating agency described and the relative rating, e.g. fifth highest of eight classifications, in order to make the disclosure more meaningful to your investors who may not be familiar with this terminology.

The Company has revised its disclosure on page 37 and 111 in response to the Staff’s comment.

“Your Restricted Notes will not be accepted for exchange if you fail to follow. . . ..,” page 36

30.                               Please refer to the relevant section in your registration statement that describes the exchange offer procedures in depth.

The Company has revised its disclosure on page 38 in response to the Staff’s comment.

31.                               Please disclose in this risk factor the date of expiration of the exchange offer.

The Company has revised its disclosure on page 38 in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statement

32.                               Please revise to delete the references to the safe harbor provisions.  A company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934.

In addition, the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

The Company has revised its disclosure on page 39 in response to the Staff’s comment.

The Exchange Offer

Purpose and Effect, page 40

33.                               Please briefly define the term “Entitled Securities” on page 40.

The Company has revised its disclosure on page 42 in response to the Staff’s comment.

Terms of the Exchange Offer, page 41

34.                               We note your disclosure that any Restricted Notes not accepted for exchange will be returned to an account maintained with DTC “as promptly as practicable” after the expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you return the Restricted Notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise.  Similarly, please revise your disclosure on page 7 to state that you will return any restricted Notes not accepted for exchange “promptly” rather than “as promptly as we can.”

The Company has revised its disclosure on pages 7 and 43 in response to the Staff’s comment.

Conditions to the Exchange Offer, page 46

35.                               We note your statement that you may terminate or amend the exchange offer, if at any time before the acceptance of any Restricted Notes for exchange, the events described on pages 46-47 occur.  Please note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

The Company has revised its disclosure on page 48 in response to the Staff’s comment.

Management’s Disclosure and Analysis of Financial Condition and Results of Operations

Global Moly Supply Challenge, page 57

36.                               You state that the shutdown of the reactor that manufactures Moly, a critical ingredient in TechneLite, substantially increased your costs for Moly, which you tried to pass on to your customers.  You state on page 15 that the reactor that is manufacturing Moly for you is 53 years old and its license expires in 2011.  You state that the shutdown had a substantial effect on your results of operations, liquidity, and cash flows.  Please disclose the effect the shutdown of the reactor had on your results of operations, liquidity and cash flows and the anticipated effect in the future.  Clarify in Cost and Expenses on page 64 how the substantial increase in costs disclosed on page 15 relating to the shortage of Moly affected the net decrease in Cost and Expenses of $5.4 million.

The Company has revised its disclosure on pages 60, 68 and 85 in response to the Staff’s comment. The Company believes loss of gross profit is the best indicator for the holders, who are most interested in the Company’s current and future ability to generate cash in its business, and to service and ultimately repay indebtedness.

In addition, the Company respectfully advises the Staff that it believes that the reactor shutdown will not have a material impact on its results of operations, liquidity and cash flows in the future. With the return to service of the NRU reactor, Cardiolite sales will incrementally benefit. In addition, since the NRU reactor restart, Thallium demand has decreased but not yet to pre-shortage levels, and TechneLite demand has increased, but also not to its pre-shortage levels. The Company believes that eventually the relative demand for Thallium and TechneLite will return to pre-shortage levels.

Trends and Outlook, page 58

37.                               You disclose on page 16 that beginning in July 2010 BVL temporarily shut down its facility until March 2011.  You also state that BVL is your sole source of manufacturing of Definity and manufactures the majority of the Cardiolite supply and certain TechniLite accessories.  You disclose that BVL anticipated this shutdown and produced inventory for you in anticipation of the shutdown.  Please disclose the expected effect the shutdown will have on your financial statements, including any possibly inventory obsolescence due to manufacturing the products in advance of your anticipated need.  Disclose in Management’s Discussion and Analysis and the financial statements what obligation you have with respect to the products manufactured in advance and how this obligation is recorded in your financial statements.

The Company has revised its disclosure on pages 64, 65, 102 and F-12 in response to the Staff’s comment. The Company respectfully advises the Staff that it does not believe the BVL shutdown would have a material impact on its financial statements. Although BVL has manufactured additional inventory to ensure they meet their ongoing supply requirements under the manufacturing contract, they have not delivered the product to the Company and the Company has not taken title to this earlier-produced product nor is it obligated to take more product than it would have under normal supply conditions. The obligation with respect to any inventory manufactured by BVL as a result of their planned shutdown remains consistent with the Company’s historical procurement and purchasing practice. The Company records inventory when it takes delivery and title to the product. Any commitment for product ordered but not yet received is included as purchase commitments in the contractual obligations table. Additionally, it does not believe that there would be any obsolescence issues related to the produced inventory due to the prolonged shelf life of the product.

Critical Accounting Policies, page 60

Revenue Recognition, page 60

38.                               For each period presented, quantify and disclose the amount of changes in estimates of prior period customer rebates, discounts, chargebacks and allowances recorded during the current period and explain the reasons for material changes recorded.  In doing so, please disclose a roll forward of the liability for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance

The Company has revised its disclosure on pages 63 and 64 in response to the Staff’s comment to incorporate a tabular rollforward disclosure relating to the liability for each estimate for each period presented relating to customer rebates, discount, chargebacks and allowances.  Due to the immateriality of discounts and chargebacks, the Company has included these items with rebates.  The Company will incorporate into this rollforward the amount of changes in estimates relating to prior periods. The Company has included the following additional disclosures on pages 63 and 64:

Estimates for rebates and allowances represent our estimated obligations under contractual arrangements with third parties. Rebate accruals and allowances are recorded in the same period the related revenue is recognized, resulting in a reduction to product revenue and the establishment of a liability which is included in accrued expenses. These rebates result from performance-based offers that are primarily based on attaining contractually specified sales volumes and growth, administration fees of group purchasing organizations and certain distributor related commissions. The calculation of the accrual for these rebates and allowances is based on an estimate of the third party’s buying patterns and the resulting applicable contractual rebate or commission rate(s) to be earned over a contractual period.

Revenue reserves are categorized as follows: rebates and allowances. An analysis of the amount of, and change in, reserves is summarized as follows:

(in thousands)	Rebates	Allowances	Total
Balance, as of January 1, 2008	$9,672	$64	$9,736
Current provisions relating to sales in current year	19,228	635	19,863
Adjustments relating to prior years	(7)	—	(7)
Payments/credits relating to sales in current year	(11,256)	(538)	(11,794)
Payments/credits relating to sales in prior years	(9,665)	(64)	(9,729)

Balance, as of December 31, 2008	$7,972	$97	$8,069
Current provisions relating to sales in current year	1,996	471	2,467
Adjustments relating to prior years	(1,586)	—	(1,586)
Payments/credits relating to sales in current year	(1,579)	(430)	(2,009)
Payments/credits relating to sales in prior years	(6,376)	(97)	(6,473)

Balance, as of December 31, 2009	$427	$41	$468
Current provisions relating to sales in current year	2,149	368	2,517
Payments/credits relating to sales in current year	(962)	(318)	(1,280)
Payments/credits relating to sales in prior years	(418)	(41)	(459)

Balance, as of September 30, 2010	$1,196	$50	$1,246

In July 2008, Cardiolite’s market exclusivity expired and generic competition was introduced to the market in September 2008.  As a result of the expiration of the market exclusivity of this product, the Company experienced a significant decrease in rebates as a majority of contracts associated with Cardiolite expired in the second half of 2008 and rebates were paid out through 2009 resulting in the decline of accrued rebates from $9.7 million at January 1, 2008 to $8.0 million at December 31, 2008 and to $427,000 at December 31, 2009.

Goodwill, Intangibles and Long-Lived Assets, page 61

39.                               Please revise your disclosure to clarify that your goodwill impairment test is performed at the reporting unit level as described in more detail in the notes to your financial statements.  Describe the two methods you use to estimate the fair value of your reporting units and direct us to the accounting literature that supports your method of combining the results obtained in order to decrease the inherent risk associated with each model if used independently.

The Company has revised its disclosure on page 65 in response to the Staff’s comment. The Company notes, in accordance with Topic of the Codification 350-20-35-22 through Topic of the Codification 350-20-35-24, that there are various techniques available to measure fair value, and the various techniques are appropriate if they are “consistent with the objective of measuring fair value.” Topic 820-10-35-24 states, in part:

“Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value. In some cases, a single valuation technique will be appropriate (for example, when valuing an asset or liability using quoted prices in an active market for identical assets or liabilities). In other cases, multiple valuation techniques will be appropriate (for example, as might be the case when valuing a reporting unit). If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances.”

In considering the application of the literature, the Company does not have a quoted market price in an active market for the reporting units nor for the entity as a whole, and therefore utilizes multiple valuation techniques, specifically the market approach and the income approach to develop a reasonable and supportable basis for determining fair value. The Company evaluates and weighs the results of these approaches as appropriate as well as ensures the results of these two methodologies do not materially differ. The Company believes the use of these two methodologies ensures a consistent and supportable method of determining the fair value of the Company that is consistent with the objective of measuring fair value.

Liquidity and Capital Resources, page 77

Sources of Liquidity, page 79

40.                               You disclose on page 79 that net proceeds of the Restricted Notes were used, in part, to issue a dividend to Holdings to repay a $75 million demand note it issued.  In an appropriate place in your filing, please describe the material terms of the demand note.

The Company has revised its disclosure on page 84 in response to the Staff’s comment.

Industry and Market Data, page 84

41.                               Please tell us whether the data prepared by GIA, Frost and Sullivan, or CMS were prepared on your behalf.  If any were prepared on your behalf, please include a statement to this effect.  In addition, if a consent of any such party that prepared the study is required under Section 7(a) and Rule 436 of the Securities Act, please file such consent as an exhibit to the registration statement.

The Company respectfully advises the Staff that none of the data prepared by GIA, Frost and Sullivan or CMS was prepared on its behalf. The data that was used is publicly available or available through subscriptions that are available to the public for a fee. Additionally, the data was not prepared in contemplation of a securities offering by the Company or any other party. Accordingly, while the Company has acquired consents from these third parties to use the data in its Registration Statement, it respectfully advises the Staff that it does not believe that such consents are required to be filed under Section 7(a) and Rule 436 of the Securities Act because none of these third parties are considered experts under Rule 436.

42.                               We note your statement that “Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.”  It is not permissible to disclaim liability for statements included in your registration statement.  Please delete this sentence, or specifically state that you accept liability for the statements included in your registration statement.

The Company has revised its disclosure on page 89 in response to the Staff’s comment.

Business, page 85

Distribution: Marketing and Sales, page 93

43.                               We note your description of the terms of your material distribution arrangements on page 94.  Please expand this description of your agreements with Cardinal, UPPI and GE Healthcare to describe with more specificity the material terms of these agreements.  This would include, for example, the existence of minimum purchase requirements, if any, and the precise termination date with respect to each agreement.  It is not sufficient to refer generally to the types of provisions in these agreements.

The Company has revised its disclosure on page 99 in response to the Staff’s comment. The Company respectfully advises the Staff that certain material terms of its supply agreements are subject to the Company’s request for confidential treatment filed in connection with the Amendment.

Raw Materials and Supply Relationships, page 95

44.                               Please expand your disclosure in this section to describe the material terms of your supply agreements with MDS Nordion and NTP, including whether there are any minimum purchase obligations, and the term and termination provisions of each agreement.

The Company has revised its disclosure on page 101 in response to the Staff’s comment.  The Company respectfully advises the Staff that certain material terms of its supply agreements are subject to the Company’s request for confidential treatment filed in connection with the Amendment.

Manufacturing, page 95

45.                               Please expand your description of your manufacturing agreement with BVL to discuss the material terms, including any minimum purchase obligations, and the term and termination provisions of the agreement.

The Company has revised its disclosure on page 102 in response to the Staff’s comment. The Company respectfully advises the Staff that certain material terms of its supply agreements are subject to the Company’s request for confidential treatment filed in connection with the Amendment.

Intellectual Property, page 96

46.                               Please expand your disclosure to include a more robust discussion of your material patents, including which product they relate to, the expiration dates for each, and the jurisdictions in which they were granted.

The Company has revised its disclosure on page 103 in response to the Staff’s comment.

47.                               We note your disclosure on page 97 that you license third party technologies and other intellectual property rights that are incorporated into some elements of your drug discovery and development efforts.  Please expand your disclosure to provide a complete discussion of these licenses.  If the licenses are material to your business, please disclose the material terms of the each license, including the obligations of each party, all of the products and/or technologies to which the license relates, the payment terms and amounts paid to date, and the term and termination provisions.  In addition, please file the license agreements as exhibits to your registration statement or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

The Company has revised its disclosure on page 104 in response to the Staff’s comment. However, the Company respectfully advises the Staff that it licenses a limited number of third party technologies and other intellectual property rights that are incorporated into some elements of its drug discovery and development efforts. These licenses are not material to the Company’s business, the Company is not substantially dependent on them and the technologies can be obtained from multiple sources.

Industry

U.S. Healthcare Industry Trends, page 106

48.                               Please identify the source of the statements made in the first three bullet points of this subsection.

The Company has revised its disclosure on page 113 in response to the Staff’s comment.

Demographic Trends, page 106

49.                               Please identify the source of all statements made in this subsection.

The Company has revised its disclosure on page 113 and 114 in response to the Staff’s comment.

Management

Executive Officers and Directors, page 110

50.                               We note that several officers and directors have relationships with Avista, a related party.  In this section, please describe any arrangements or understandings between you and Avista pursuant to which any officers or directors hold their positions.

The Company has revised its disclosure on page 119 in response to the Staff’s comment.

51.                               Please describe the business experience of Don Kiepert from July 2007 to January 2008, to the extent that he was employed during that time, pursuant to Item 19(a)(7) of Form S-4 and Item 401(e)(1) of Regulation S-K.

The Company has revised its disclosure on page 117 in response to the Staff’s comment.

Executive and Director Compensation

Compensation Discussion and Analysis, page 113

Compensation Benchmarking, page 114

52.                               Please expand your disclosure to provide the criteria for selection of the companies in your peer group.

The Company has revised its disclosure on page 122 in response to the Staff’s comment.

53.                               We note that in 2009, you benchmarked base salaries against the compensation practices of your peer group. You identify the companies in your peer group, but provide 2008 mean revenue information.  Please confirm that you used the same peer group to benchmark 2009 base salaries.

The Company respectfully advises the Staff that its salary decisions for 2009 are made in the first quarter of the year. As such, the Company utilized the most current peer data available at the time which was the prior year, 2008.

Elements of Compensation, page 115

Annual Cash Incentive Compensation, page 116

54.                               We note your disclosure that for Named Executive Officers other than Messrs. Pickering and Kiepert, cash bonuses were based upon the achievement of the EBITDA target, department performance, and individual performance goals.  Please ensure that your disclosure of performance goals on page 117 described all performance goals, whether departmental or individual, quantifying where applicable.

The Company has revised its disclosure on page 125 in response to the Staff’s comment.

55.                               Please expand your disclosure to discuss the Compensation Committee’s assessment of the actual level of achievement by Messrs. Pickering, Kiepert and your other NEOs of the non-EBITDA performance goals described on page 117.

The Company has revised its disclosure on page 125 in response to the Staff’s comment.

Potential Payment Upon Termination or Change in Control, page 126

Employment Agreements and Arrangements, page 126

Larry Pickering, page 126

56.                               Please file the January 4, 2010 amendment to Mr. Pickering’s employment agreement as an exhibit to your filing pursuant to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that Exhibit 10.8 was incorrectly dated January 4, 2009. It revised the exhibit to reflect January 4, 2010, the correct date of the amendment to Mr. Pickering’s employment agreement. The Company also respectfully advises the Staff that Mr. Pickering’s employment agreement was previously amended on October 19, 2008 and effective as of January 1, 2009, which it has filed as Exhibit 10.25.

Principal Stockholders, page 129

57.                               Please identify the natural person(s) with voting and dispositive power over the shares held by Holdings.

The Company has revised its disclosure on page 136 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 130

58.                               Please provide the information required by Item 18(a)(7)(iii) of Form S-4 and Item 404(b) of Regulation S-K.

The Company has revised its disclosure on page 137 in response to the Staff’s comment.

59.                               We note that you have described the Quintiles Master Services Agreement, but have not filed it as an exhibit to your registration statement.  Please file the agreement as an exhibit to your registration statement, or provide a legal analysis as to why the agreement need not be filed pursuant to Item 21 of Form S-4 and Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that none of its directors, officers, promoters, voting trustees or security holders named in the Registration Statement are parties to the Quintiles Master Services Agreement, and as such, the agreement need not be filed under Item 601(b)(10)(ii)(A) of Regulation S-K. Additionally, the Company respectfully advises the Staff that it believes the agreement is not a material agreement not made in the ordinary course of business nor is its business substantially dependent on such agreement, and as such, it need not be filed under Item 601(b)(10)(i).

Lantheus MI Intermediate, Inc. and subsidiaries

Notes to Consolidated Financial Statements

1.  Description of Business

Separation from Bristol Myers Squibb, page F-7

60.                               You state that you acquired BMS Medical Imaging Business on January 8, 2008, but included the results of operations from January 1, 2008 for convenience.  It appears that the effect on your net income from recording the results of operations prior to the acquisition date is not insignificant.  Please explain to us why you have not included the results of operations from the date of acquisition.

The Company notes that when applying purchase accounting contemporaneously at the acquisition date, it considered the presentation of the pre-acquisition period January 1, 2008 through January 7, 2008 (the “Convenience Period”), utilizing SAB Topic 1-M (SAB 99), Materiality, and Topic 1, section 1170 of the SEC Financial Reporting Manual — Division of Corporation Finance to make its assessment of the accounting and materiality.

The Company notes that Topic 1, section 1170 of the SEC Financial Reporting Manual — Division of Corporation Finance states that:

“Financial information of a registrant’s predecessor is required for all periods prior to the registrant’s existence, with no lapse in audited periods or omission of other information required about the registrant. Any interim period of the predecessor prior to its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented.”

The Company included the Convenience Period in its consolidated 2008 results for the following reasons:

•                  The period January 1 through January 7, 2008 is not material to the Company’s 2008 consolidated financial statements taken as a whole.

The Company has concluded that the results for the four business days (i.e., the convenience period) were immaterial to the financial statements taken as a whole for the year ended December 31, 2008.   At the time of acquisition, the Company was subject to SFAS 141, and for purposes of its accounting considered the guidance in paragraph 48, which discussed the concept of a “convenience close” in transactions where the actual close occurs in between accounting periods. Under paragraph 48 in certain situations, a company may “designate as the effective date, the end of an accounting period between the dates a business combination is initiated and consummated.”  Management has analogized to the accounting included in paragraph 48, given that the results were not material to 2008.

In making its assessment of materiality the Company looked to authoritative guidance on elements to consider (both qualitative and quantitative) in performing a materiality analysis, as provided by SAB Topic 1-M (SAB 99). In demonstrating this assertion of immateriality, the Company performed an analysis of the Convenience Period financial information as compared to the full year 2008 financial information to determine how material the Convenience Period was to the full year 2008.

The Company notes that the Convenience Period sales, gross profit and operating expenses were all less than 3% of the respective total amounts for the full year 2008. The Company notes that although the Convenience Period pre-tax income was approximately 5.9% of the pre-tax income for the full year of 2008, the full year 2008 pre-tax income was abnormally affected by charges related to the acquisition. These acquisition related charges included $28.2 million of in-process research and development charges, $13.8 million of severance expense, $8.2 million of inventory step-up charges and other transaction and sponsor related expenses of $3.7 million. Excluding these charges, pre-tax income for the Convenience Period would have been approximately 3.7% of the full year 2008 pre-tax income.  Also, with respect to pre-tax income, the Company has a higher interest burden in the successor period (due to the significant acquisition-related debt), which reduces profitability for the Successor period and thereby increases the ratio of Predecessor pre-tax income to total pre-tax income.

EBITDA and Adjusted EBITDA eliminate the effects of the acquisition, and include, (1) for EBITDA, adding back amortization, depreciation tax and interest expense, and (2) for Adjusted EBITDA adding back stock-based compensation and other certain one-time non-recurring charges. EBITDA and Adjusted EBITDA for the Convenience period were approximately 2.8% and 2.2%, respectively, for the full year 2008.

Although non-GAAP measures, EBITDA and Adjusted EBITDA remove the effects of the acquisition and allow for a quantitative comparison of the business operations for the pre and post-acquisition period. As a result, the Company believes that the EBITDA and Adjusted EBITDA are meaningful, useful and applicable measures when considering materiality based on the Company’s operations.

In addition, EBITDA and Adjusted EBITDA are the measures most frequently utilized by the users of the financial statements to assess Company performance and ascertain compliance with certain financial covenants. The Company notes that the stakeholders of the business include the Company’s noteholders, creditors, management and its sponsor. For these stakeholders the Company notes that EBITDA and Adjusted EBITDA are very important metrics. The Company notes that EBITDA and Adjusted EBITDA allow the Company’s noteholders to better assess the Company’s ability to pay principal and interest on the notes. These non-GAAP measures are also used in the credit agreements to assess Company performance and ascertain compliance with certain financial covenants as discussed in more detail on page 85 of the Registration Statement. In addition, in evaluating management performance, the Company’s Board of Directors relies significantly on  the achievement of certain EBITDA goals, as discussed in more detail in pages 123 through 126 of the Registration Statement, and the Company’s current analyst coverage uses EBITDA, or Adjusted EBITDA, when reviewing or discussing the Company’s performance.

In addition, the Company notes that it considered the joint webcast between the CAQ and the SEC’s Division of Corporation Finance, Wayne E. Carnall, chief accountant in the SEC’s Division of Corporation Finance, which took place on October 12, 2010. The Company has concluded that the results for the four business days (i.e., the Convenience Period) were quantitatively and qualitatively immaterial to the financial statements taken as a whole for the year ended December 31, 2008 and has demonstrated that EBITDA and Adjusted EBITDA are meaningful, useful and applicable measures when considering materiality based on the Company’s operations and the metrics most important to its stakeholders.

•                  A separate presentation of this period is not meaningful to our financial statement users

The Company notes that specific trends and performance metrics may influence an investment decision in determining whether the Convenience Period is quantitatively or qualitatively material. The Company concluded due to immateriality that inclusion of the Convenience Period financial information in its full year 2008 consolidated financial statements would not change a user’s understanding of the financial performance and related trends of the business, and therefore a separate presentation of the Convenience period is not meaningful to the Company’s financial statement users.

To ensure full disclosure and transparency of the Convenience Period to the users of the financial statements the Company provided detail on the impact on the financial statements on page F-7 in the Notes to the Consolidated Financial Statements for the years ended December 31, 2009 and 2008.

In addition to the quantitative measure discussed above, the Company also reviewed certain qualitative measures as they relate to the Convenience Period financial information as compared to the full year results. The Company reviewed the qualitative measure as described in SAB Topic 1-M.

The Company believes that either the exclusion or inclusion of the Convenience Period as a separate predecessor period does not mask a change in earnings or other trends. The Company is profitable in both periods, and the inclusion of the Convenience Period did not affect compliance with any loan covenants or other contractual requirements at the time of acquisition and did not affect management compensation.

The Company notes that at the time of acquisition it had limited external users of its financial statements, had limited distribution of the financial information and did not have analyst coverage.

Based on the above quantitative and qualitative criteria, the Company determined, at the date of acquisition, that including the Convenience Period results in the full year 2008 results did not result in a material impact to the 2008 consolidated financial statement taken as a whole.

•                  The Company is unable to prepare the information at a level of precision that will be materially accurate on a standalone basis that can be subjected to audit.

The Company notes that the pre-acquisition Convenience period of January 1, 2008 through January 7, 2008 represents a period of transition for the Medical Imaging division as the accounting systems and related support structure were maintained by the Seller. As a result, the “carve-out” information would be very difficult for management to obtain due to the reliance on the Seller’s systems. Because the transaction occurred between financial statement closing periods, to prepare financial information at the level of precision necessary to accurately reflect the financial position and results of operations for this period on a separate standalone basis, certain additional information, not under the control of the Company, would be required.

The transitional support agreements that were in place at the time of acquisition between Bristol Myers Squibb (BMS) and the Company have expired. Therefore the Company does not have access to required GAAP financial data for the Convenience Period related to the predecessor business, nor any contractual basis to request such information from the Seller. BMS is a wholly separate entity from the Company and has no continuing relationship with the Company, other than ordinary course supply arrangements and limited indemnification obligations arising from the acquisition.

In addition, in certain foreign jurisdictions, the Predecessor Business’ financial data was combined with that of the Seller’s larger foreign entity. As a result, extracting relevant information from the commingled data of the predecessor business in these jurisdictions (the operations of which were subsequently terminated) would be extremely difficult.

Consequently, acquiring the financial information necessary to provide audited financial statements in accordance with U.S. GAAP for the period from January 1, 2008 through January 7, 2008 would be virtually impossible, as such information (to the extent it exists) is in the possession of BMS, and BMS has no obligation or incentive to provide additional financial information to the Company. Moreover, even if the Company were able to acquire from BMS such additional financial information relating to the predecessor business necessary to perform an audit of the Convenience Period financial statements, the preparation of the Convenience Period financial statements on a carve-out basis would require an unreasonable amount of time, resources and expense to create and review.

61.                               We understand that ACP Lantern Holdings Inc. acquired BMS Medical Imaging on January 8, 2008.  ACP Lantern Holdings Inc. appears to be a co-investor along with Avista and owns 99.5% of Holdings, which is the sole stockholder of Lantheus Intermediate.  Please clarify in the filing why BMS Medical Imaging is considered the predecessor of Lantheus MI Intermediate.  Also, please clarify that Lantheus MI Intermediate had no operations prior to January 8, 2008.

The Company respectfully advises the Staff that in connection with the acquisition (the “Acquisition”) on January 8, 2010, Avista Capital Partners and its affiliates (“Avista”) acquired Bristol-Myers Squibb Medical Imaging, Inc. (“BMSMI”), the medical imaging business of Bristol-Myers Squibb Company (“BMS”). In order to effectuate the Acquisition, Avista formed wholly-owned subsidiaries: ACP Lantern Holdings Inc. (“Lantern Holdings”), ACP Lantern Intermediate Holdings Inc. (“Lantern Intermediate”) and ACP Lantern Acquisition, Inc. (“Lantern Acquisition”). Lantern Acquisition was a wholly-owned subsidiary of Lantern Intermediate, which was, and continues to be, a wholly-owned subsidiary of Lantern Holdings. In connection with the Acquisition, Avista purchased 99.5% and the Company’s management purchased 0.5% of the common stock of Lantern Holdings, and Lantern Acquisition was merged into BMSMI. Lantern Holdings was renamed Lantheus MI Holdings, Inc. (“Holdings”), Lantern Intermediate was renamed Lantheus MI Intermediate, Inc. (“Lantheus MI Intermediate”) and BMSMI was renamed Lantheus Medical Imaging, Inc. (“LMI”).

The Company respectfully advises the Staff that Lantern Holdings was not a co-investor with Avista to acquire Holdings. Rather, Lantern Holdings was an investment vehicle through with Avista acquired the Company.

Prior to the Acquisition, the medical imaging business conducted by BMSMI was operated as a division of BMS, which did not historically maintain separate financial statements for the business as a stand-alone business. In order to facilitate the Acquisition, BMS prepared carve-out financial statements of the business as of and for the year ended December 31, 2007. Following the Acquisition, audited financial statements were prepared at the Lantheus MI Intermediate level rather than at LMI due to covenants in the Company’s financing arrangements undertaken in connection with the Acquisition. The definition of “predecessor” in Rule 405 of the Securities Act is broadly construed and means “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” The Company has revised its disclosure on page 51 to clarify the basis for its belief that LMI is the predecessor of Lantheus MI Intermediate. Because BMSMI is the legal predecessor to LMI, we believe that BMSMI is the effective predecessor of Lantheus MI Intermediate, which owns 100% of the capital stock of LMI and has no other operations and holds no other assets. The Company has revised its disclosure on page 51 to clarify that Lantheus MI Intermediate is the effective successor to BMSMI and had no operations prior to January 8, 2008.

Exhibit Index

62.                               Please file all exhibits with your next amendment.  We may have further comments when we have had the opportunity to review them.

The Company acknowledges the Staff’s comment and has filed additional exhibits, subject to the Company’s request for confidential treatment filed in connection with the Amendment. The Company will file all remaining exhibits required under Item 601 of Regulation S-K as soon as practicable. The Company understands that the Staff may have additional comments after such filing.

Correspondence filed October 6, 2010

63.                               We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  The supplemental letter you filed as correspondence appears to omit one representation that we require consistent with our position in the aforementioned no-action letters:

“[Issuer] further represents that, with respect to any broker-dealer that participates in the Exchange Officer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with [Issuer] or an affiliate of [Issuer] to distribute the Exchange Securities.”

Please amend the supplemental letter to include this representation.

The Company acknowledges the Staff’s comment and has amended the supplemental letter and will file such letter with the Amendment.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

cc:           Michael P. Duffy, Lantheus Medical Imaging, Inc.

Robert Gaffey, Lantheus Medical Imaging, Inc.

Lantheus Medical Imaging, Inc.

331 Treble Cove Road

North Billerica, MA 08162

(978) 671-8001

December 1, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Lantheus Medical Imaging, Inc. (the “Company”) is seeking to register $250,000,000 in aggregate principal amount of its 9.750% Senior Notes due 2017 (the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the “Exchange Offer”) in exchange for the Company’s 9.750% Senior Notes due 2017 (the “Old Notes”). The Old Notes were issued by the Company on May 10, 2010 and sold through Jefferies & Company, Inc., BMO Capital Markets Corp. and Natixis Bleichroeder LLC to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the exchange offeree is a broker-dealer that will receive Registered Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LANTHEUS MEDICAL IMAGING, INC.

By:	/s/ Michael P. Duffy
Name:	Michael P. Duffy
Title:	Vice President, General Counsel and Secretary

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